EXHIBIT 10.1

LICENSE AGREEMENT

This License Agreement (this “Agreement”) is made and entered into as of August 1, 2003, by and between Senetek PLC, an English corporation with its corporate headquarters located at 620 Airpark Road, Napa, California 94558 (“Senetek”), and ICN Pharmaceuticals, Inc., a Delaware corporation with its corporate headquarters located at 3300 Hyland Avenue, Costa Mesa, California 92626 (“Licensee”).

BACKGROUND

A.	Senetek has developed and holds certain patents and other proprietary intellectual property and other rights relating to the use as a skin care or cosmetic product of formulations containing Kinetin.

B.	Licensee is a leading manufacturer and distributor of a broad range of pharmaceutical products worldwide.

C.	Senetek’s wholly-owned subsidiary Carme Cosmeceutical Science Inc. (“Carme”) and Licensee are parties to a Distribution Agreement made as of October 23, 1998, as amended, pursuant to which Licensee distributes under license from Carme a line of Kinetin-containing dermatological creams and lotions under Licensee’s “Kinerase” trademark.

D.	Senetek and Licensee desire to enter into a new license for Licensee to manufacture and distribute Licensee Products and distribute Senetek Products (both as hereinafter defined) worldwide, and Carme is willing to terminate the existing Distribution Agreement.

Accordingly, in consideration of the mutual promises, covenants, and conditions set forth below, the parties agree as follows:

1. DEFINITIONS

When used in this Agreement, each of the following capitalized terms shall have the respective meanings set forth in this Article.

1.1 “Affiliate” means any corporation, partnership, proprietorship or other legal entity directly or indirectly controlled by, controlling, or under common control with another legal entity, “control” meaning, for purposes hereof, the effective power to elect at least a majority of the Board or Directors or other management body of a legal entity or to effectively direct the management of a legal entity, by the ownership of voting securities, by contract, or otherwise.

1.2 “Agreement Date” means the date of this Agreement first set forth above.

1.3 “Authorized Channel” means collectively the “Ethical Channel,” comprised of the sale of products into the ethical market channel, including physicians, pharmacies, medical clinics and HMO’s and other recognized prescription drug channels, the “Internet Channel,” comprised of direct-to-consumer promotion over interactive internet web sites and telemarketing in support thereof, and the “Direct to Consumer Channel”, comprised of direct-to-consumer promotions and/or sales by means other than the Internet Channel.

1.4 “Base Price” means, with respect to the Senetek Product listed on Schedule 1.4, the price per Unit set forth in Schedule 1.4, with respect to the Licensee Products listed on Schedule 1.19, the price per Unit set forth in Schedule 1.19 to be applicable if Senetek manufactures any Licensee Products during a Disruption Period, and with respect to any other Products added to this Agreement in accordance with its terms, such price per Unit as the parties shall mutually agree upon, subject in all cases to amendment of the Base Price of each sku as of the end of each Contract Year to reflect changes in direct costs pursuant to Section 3.2(ii).

1.5 “Best Efforts” means that commercially reasonable degree of effort, expertise, knowledge and resources which one skilled, able, familiar with and experienced in the matters set forth herein would utilize and otherwise apply with respect to fulfilling a like obligation subject to existing legal, contractual and other restrictions.

1.6 “Calendar Quarter” means a period beginning on the first day of January, April, July and October and ending on the last day of March, June, September and December, respectively, provided that the first Calendar Quarter means the period beginning on the Agreement Date and ending on the last day of September, 2003.

1.7 “Confidential Information” means marketing, sales, financial, scientific, and other non-public and/or proprietary information concerning the products, projects, businesses and operations of a party or its Affiliates disclosed by such party to the other party or its Affiliates or of which the other party or its Affiliates gains knowledge in performing this Agreement.

1.8 “Contract Year” means a period beginning on any August 1 during the Term and ending on the first to occur of July 31 of the succeeding calendar year or the termination of this Agreement.

1.9 “Disruption Period” means any period during which Senetek Product or Licensee Product is unable to be manufactured in conformance with the Specifications as provided in Section 3.6, with the effect set forth in Section 3.7.

1.10 “Documentation” means the documentation relating to the Patents and Know-How identified in Schedule 1.10.

1.11 “Final Adjudication” means any decision by a Governmental Entity of competent jurisdiction if either (a) any and all appeals (including to other Governmental Entities of competent jurisdiction) in connection with the adjudication are exhausted or (b) the time for any such appeal shall have passed without such appeal having been perfected.

1.12 “Government Entity” means any competent governmental agency, board, authority, commission, court or other governmental entity having lawful jurisdiction.

1.13 “Intellectual Property” means collectively the Patents, the Know-How and all common law and statutory trademarks, trade names, copyrights, designs and other proprietary rights related to or useful in the performance of this Agreement that Senetek owns or has rights to on the Agreement Date, and all patents, Know-How and common law and statutory trademarks, trade names, copyrights, designs and other proprietary rights related to or useful in the performance of this Agreement that Senetek acquires rights to after the Agreement Date except any as to which Senetek or an Affiliate, having used Best Efforts, is unable to obtain the right to make the same available to Licensee, provided, however, that Intellectual Property shall not include patents, Know-How or other rights to the extent the same relate to Zeatin or any other analog of Kinetin, which shall be the subject of Licensee’s right of first offer pursuant to Section 2.3.

1.14 “Know-How” means all special knowledge, trade secrets and technical or other proprietary information, whether or not patented or patentable, related to or useful in the performance of this Agreement that Senetek owns or has rights to on the Agreement Date, and all special knowledge, trade secrets and technical or other proprietary information related to or useful in the performance of this Agreement that Senetek acquires right to after the Agreement Date except any as to which Senetek or an Affiliate, having used Best Efforts, is unable to obtain the right to make the same available to the Licensee, provided, however, that Know-How shall not include any such special knowledge, trade secrets or technical or other proprietary information to the extent the same relates to Zeatin or any other analog of Kinetin, which shall be the subject of Licensee’s right of first offer pursuant to Section 2.3.

1.15 “Minimum Payments” means the minimum amount of royalties and Base Price payable to Senetek during each Contract Year in order to maintain the Exclusivity Right, as specified in Section 3.12.

1.16 “Net Sales” means the gross amount billed for Products sold or otherwise distributed to any party by Licensee, its Affiliates or its sub-licensees (not including sales or other distribution by Licensee to its Affiliates or sub-licensees), less the following deductions to the extent consistent with Licensee’s standard trade terms for like products and with GAAP):

(i) Trade, quantity or cash discounts applicable to gross amounts billed and allowed, paid or otherwise included in determining net sales;

(ii) Credit or allowance, if any, given or made on account of returns (supported by appropriate documentation) of Products previously delivered; and

(iii) Charge back payments and rebates granted to managed health care organizations or to national, federal, state or local governments, their agencies or reimbursers, or to trade customers, including but not limited to wholesalers and chain and pharmacy buying groups.

Net Sales shall not include any pass through costs invoiced to customers as separate items for freight or shipping insurance. For all purposes of this Agreement, “GAAP” shall mean Unites States generally accepted accounting principles consistently applied by Licensee in preparing its audited consolidated financial statements.

1.17 “Patents” means the patents for Kinetin set forth on Schedule 1.17 and any after-acquired patents included in the Intellectual Property.

1.18 “Person” shall be broadly construed to include any governmental entity, legal entity or individual.

1.19 “Products” means the Senetek Product set forth in Schedule 1.4 and the initial eleven (11) sku’s of Licensee Products set forth in Schedule 1.19, together with such other products for topical application containing Kinetin as Licensee desires to add which achieve permeation test (or other test if the parties agree) results pursuant to Section 3.8 substantially as good as or better than the results achieved by the Products listed in Schedules 1.4 and 1.19, but excluding any product subject to regulation as a prescription drug.

1.20 “Royalty” means the royalty on Net Sales of Products provided for in Section 3.12.

1.21 “Specifications” means the specifications for the initial Products set forth in Schedules 1.4 and 1.19 and the specifications for each other Product added after the Agreement Date as provided in Section 1.19.

1.22 “Territory” means the Core Territory, comprised of Canada and the United States of America, and, subject to Section 3.13, the European Union as constituted on the Agreement Date and Australia, and the Non-Exclusive Territory, comprised of all countries other than those comprising the Core Territory.

1.23 “Term” means the period starting on the Agreement Date and ending (if not earlier terminated pursuant to the other terms of this Agreement) upon the expiration of the last to expire of the Patents issued in the United States containing a Valid Claim.

1.24 “Trial Size” means a Unit that is a sampling vehicle with a fill weight that is less than thirty percent (30%) of the fill weight of the regular business Product and that is given to customers or end-use consumers free of charge or at or below cost with the objective of generating trial and awareness of Products.

1.25 “Unit” means an individual packaged unit of Product.

1.26 “Valid Claim” means any claim in an unexpired patent or patent application included within the Patents that has not been disclaimed or held invalid or unenforceable by a Governmental Entity of competent jurisdiction in a Final Adjudication.

2. LICENSE

2.1 Grant of License. Senetek hereby grants to Licensee during the Term an exclusive license in the Core Territory (except as respects the Direct to Consumer Channel, which shall be non-exclusive) and a non-exclusive license in the Non-Exclusive Territory under the Intellectual Property to (i) market and sell the Senetek Products and (ii) manufacture, package, market and sell the Licensee Products, in each case only into the Authorized Channel, and the right to use the Documentation and Senetek’s Confidential Information to facilitate such manufacture, packaging, marketing and sale, in each case subject to the terms of this Agreement.

2.2 Exclusivity. Senetek agrees that, for so long during the Term as Licensee makes the Minimum Payments, (i) Senetek shall not grant a license to any third party to manufacture or sell any non-prescription product for topical application containing a concentration of Kinetin of 0.1% or higher, provided that Licensee acknowledges that Lavipharm S.A. has heretofore been granted rights to make and sell products containing 0.1% concentration of Kinetin, (ii) Senetek and its Affiliates will not sell and will not grant to any third party rights to make, have made or sell non-pharmaceutical dermatological products containing Kinetin in the Ethical Channel in the Core Territory, provided that Licensee acknowledges that Vivier Pharma Inc. has heretofore been granted rights to make and sell products containing Kinetin in the Ethical Channel in Canada and the United States of America (Senetek warranting hereby that Vivier Pharma Inc. can sell or seek a United States marketing and/or distribution partner for the Vitamin C Serum with 0.025% Kinetin, and all other Kinetin-containing products may only be marketed, sold and distributed by Vivier Pharma Inc. through its order fulfillment houses, wholesalers and pharmacies), and (iii) Senetek and its Affiliates will not grant to any third party rights to sell non-pharmaceutical dermatological products containing Kinetin in the Internet Channel in the Core Territory, provided that Licensee acknowledges that various of the existing license agreements between Senetek and third parties expressly or by implication grant such licensees the right to sell licensed products in the Internet Channel, that Senetek intends to sell its own branded line of Kinetin-containing products direct to consumers through, among other media, the Internet Channel and Direct to Consumer Channel (infomercials and related telemarketing and print), and that Senetek undertakes no obligation hereunder to enforce the exclusivity granted by this clause (iii) (collectively, the “Exclusivity Right”). Notwithstanding anything to the contrary set forth in Section 2.1 above or in this Section 2.2, except for sales by Senetek as above-described, Senetek will not, and will not grant the right to any third party to, sell Products during the first Contract Year through the Direct to Consumer Channel. Thereafter, in the event Senetek sells or grants any third party the right to sell Products through the Direct to Consumer Channel, such action will be one of the factors considered in the next negotiation for adjustment of Minimum Payments. Senetek’s sole remedy if Licensee fails to make the Minimum Payments for any Contract Year shall be to terminate the Exclusivity Right, unless Licensee shall cure such failure as provided in Section 9.2.

2.3 Right of First Offer. During the Term, Licensee shall have the right of first offer to obtain the right to sell in the Authorized Channel in the Territory new and enhanced products developed or otherwise acquired by Senetek or its Affiliates which utilize Kinetin analogs, including Zeatin, as the primary active ingredient for use as a skin care product, provided that such right of first offer shall not apply with regard to products that are protected through patents or other exclusivity as to, owned by, or vested in a third party and as to which Senetek or its Affiliates have not acquired the right to grant marketing rights to others. At such time as Senetek determines, based on preliminary in vitro or other studies, that such an analog exhibits action that may make it commercially marketable, Senetek shall give Notice to Licensee together with all preliminary study data in Senetek’s possession or control. Licensee shall have sixty (60) days from the date that Senetek notifies Licensee that such a new or enhanced product is to or may become available for sale to deliver an offer to Senetek setting forth in reasonable detail the terms upon which Licensee would purchase, market and resell such product. If Senetek elects not to accept Licensee’s offer (or if no offer is made within such period), Senetek shall be free to grant such rights to others on terms no better to such other party than those last offered by Licensee (or, if Senetek has made a counter offer, on terms no better to such other party than those offered by Senetek to Licensee), to exercise such rights itself, or any combination thereof, all in Senetek’s sole and absolute discretion; provided, however, that in connection with entering into a definitive agreement with such other party, Senetek provides to such other party preliminary study data no different than the study data provided to Licensee. If Senetek develops or gains rights to study data with respect to such analog different than the study data made available to Licensee, it shall give a further Notice to Licensee together with such different study data and Licensee shall have sixty (60) days from the date of Senetek’s further Notice to deliver an offer to Senetek as above set forth (it being the parties’ intention that such procedure shall be repeated until such time as the studies developed by or for Senetek demonstrate “proof of concept” of such analogue).

2.4 No Other Rights. It is expressly understood that this Agreement grants no rights to Licensee except those express rights set forth in this Article 2. Without limiting the foregoing, it is understood and agreed that Licensee has no right pursuant to this Agreement to, and shall not, (i) sell or knowingly permit its customers to re-sell any Products other than into the Authorized Channel within the Territory to the extent it is legally permissible to prohibit or restrict such activity, (ii) manufacture or have manufactured Senetek Products otherwise than during a Disruption Period, (iii) manufacture, have manufactured, use or sell Products otherwise than pursuant to the terms of this Agreement, or (iv) acquire or assert any co-ownership or other proprietary interest in any of the Intellectual Property by virtue of its manufacture, packaging, marketing or sale of Products. Upon any termination of this Agreement, Licensee shall have no right of any kind with respect to the Products or the Intellectual Property, Know-How, Documentation or Senetek Confidential Information other than the right to complete the sale of Senetek Product then lawfully in its possession and Licensee Product that is work in process on the date of termination, provided that Licensee pays all amounts due with respect thereto. Except as expressly provided in this Agreement, including Section 3.7, nothing in this Agreement shall diminish Licensee’s rights in any patent, trademark or other intellectual property that it may have or develop during the Term of this Agreement or the Distribution Agreement between Licensee and Carme dated October 23, 1998, provided, that if Licensee develops during the Term of this Agreement any patent for a Product specifically for the amelioration of the effects of aging not in combination with any proprietary ingredient used in Licensee products, Licensee shall negotiate in good faith with Senetek for a non-exclusive license for Senetek to practice such patent outside of the Ethical Channel..

3. MANUFACTURE, PURCHASE AND SALE OF PRODUCTS

3.1 Payment for Senetek Products.

(i) Senetek shall invoice Licensee for the full Base Price of Senetek Products ordered by Licensee (plus freight and insurance if Licensee so requests) at the time of each shipment. Licensee shall accept or reject such shipment within twenty (20) days of receipt. Licensee shall pay Senetek the full amount invoiced within fifteen (15) days after Licensee’s acceptance of such shipment. Payments more than thirty (30) days past due shall be subject to a handling fee of the lesser of one percent (1%) per month or the maximum amount allowed by law from the date payment was due. Payments of Base Price shall not be subject to any offset for any claim Licensee may have against Senetek other than a claim based upon the specific shipment unless and until such claim is approved by Senetek in writing or is determined to be valid in a Final Adjudication.

(ii) At the end of each Contract Year, the Base Price of all Products for which a Specification then exists shall be adjusted to reflect any increases or decreases in the direct costs of producing each Product since the Base Price of such Product was set or last adjusted.

3.2 Sourcing of Senetek Products. Senetek Products shall be manufactured by such contract manufacturer or contract manufacturers as Senetek may from time to time designate. Licensee shall have the right, on prior notice, to visit and conduct reasonable audits of the manufacturing sites at which Senetek Products are produced. Senetek Products shall be manufactured in accordance with the same standards as are applicable to Licensee Products under Section 3.9. Any manufacturing site transfer shall be performed in accordance with standards of good manufacturing practices for cosmetic products.

3.3 Orders for Senetek Products. All orders for Senetek Products shall be delivered to Senetek at its address first set forth above or at such other address as Senetek may specify by written Notice in accordance with the requirement of this Agreement, to the Attention of the Purchasing Department.

3.4 Forecasts of Senetek Product Purchases. Licensee shall provide Senetek with a rolling twelve (12) month forecast of its requirements for Senetek Products, to be updated quarterly and delivered to Senetek at least thirty (30) days in advance of the period forecasted. The first three (3) months of each such forecast shall be firm.

3.5 Delivery of Senetek Products. All shipments of Senetek Products shall be FOB Senetek’s point of shipment and all risk of loss or damage shall pass to Licensee at that point. If Senetek arranges for shipping and insurance it shall add the costs to the invoice. Senetek shall use its Best Efforts to fulfill orders within ninety (90) days of the date they are received.

3.6 Disruption Periods. If following receipt of any order Senetek determines that, due to circumstances beyond Senetek’s reasonable control, Senetek does not expect to be able to fulfill the order in full within such ninety (90) day period, Senetek shall give prompt Notice to Licensee of such expected inability. The period from the date any such Notice is given, or in the event no such Notice is given, the date from which Senetek fails to fulfill any order within such ninety (90) day period, until the date of a further Notice from Senetek that it is able to immediately resume fulfilling orders within such ninety (90) day period, shall be deemed a “Disruption Period”. If at any time Licensee does not expect to be able to manufacture any Licensee Product within ninety (90) days after its order is placed, Licensee shall give prompt Notice to Senetek of such expected inability. The period from the date any such Notice is given, or in the event no such notice is given, the date from which Licensee is unable to manufacture any Licensee Product within ninety days from the time it would have placed an order, until the date of a further Notice from Licensee that it is able to immediately resume obtaining such Licensee Product, shall similarly be deemed a “Disruption Period”.

3.7 Interim Manufacturing License. During any Disruption Period, the party whose manufacturing is disrupted shall use its Best Efforts to transfer to the other party (or a contract manufacturer designated by the other party) the disrupted manufacturing operation(s) (or if such party believes that, despite its Best Efforts, it will be unable to so transfer the disrupted manufacturing operations, it shall use Best Efforts to assure that the manufacturer has qualified a back-up manufacturer to which such operations can be transferred during any Disruption Period ( a “Back-Up Manufacturer”)), and each party hereby grants a non-exclusive license to use the Intellectual Property to produce the Products and agrees to assist the other party in taking over manufacturing by providing such manufacturing records, recipes and other Confidential Information as may reasonably be required by them for such purpose (or in assuring an orderly transfer of manufacturing to a Back-Up Manufacturer). All manufacturing of the Products pursuant to such interim license shall be performed in accordance with the Specifications, all applicable cosmetic good manufacturing practices requirements, and all requirements of law. Each party shall provide such packaging and labeling and other materials held in its inventory as shall be required, upon payment of its actual cost of producing or purchasing such materials and shipping the same to the designated address therefor. The interim license granted by this Section 3.7 shall terminate automatically at the end of the Disruption Period, and neither party nor any permitted contract manufacturer shall be deemed to have acquired any ongoing rights by reason of such interim license. Each party and permitted contract manufacturer shall return to the furnishing party, at the end of the Disruption Period, any and all Confidential Information that may have been provided in order to facilitate such interim manufacture. Notwithstanding the foregoing, in the event of two (2) or more Disruption Periods affecting a party within any twenty-four (24) month period, the interim license granted by this Section 3.7 shall become permanent. To avoid a disruption during any Disruption Period, each party shall use Best Efforts to permit the other party at any time during the Term of the Agreement to perform technology transfer, manufacturing scale up and manufacturing development for the Products at a site of the other party’s choosing, or to inspect and audit its manufacturers’ Back-Up Manufacturer’s facilities, if applicable.

3.8 Formulation Testing of Products. If during the Term Licensee desires to add a new or modified Product, Licensee shall submit to Dr. Gerald McCullough, Department of Dermatology, University of California at Irvine (“UCI”), or a commercial or academic facility having capabilities comparable to those of UCI, samples of each new or modified formulation to conduct skin permeation testing following the methodologies developed at UCI for the use of radio isotope labeled Kinetin compound or methodologies developed at such other facility which will produce test results substantially similar to those at UCI, provided, that if Licensee identifies and demonstrates testing methodologies other than permeation testing that will gauge the efficacy of Kinetin in topical formulations as effectively as permeation testing, Senetek will give consideration thereto. Licensee shall bear the expenses of all such testing, including the cost of UCI in obtaining radioisotope labeled Kinetin for use in such tests. Licensee agrees that no new or modified formulation for which permeation test (or such other test) results substantially as good as or better than those of the Products listed in Schedules 1.4 and 1.19 are not so obtained shall be used for Licensee Product. If Licensee proposes to conduct other studies of any such new or modified formulation containing Kinetin, Licensee shall give Notice to Senetek describing such studies and shall obtain Senetek’s approval thereof, such approval not to be unreasonably withheld or delayed. Licensee agrees to pay or reimburse Senetek for any developmental and testing expenses incurred by it for new or modified Products requested by Licensee.

3.9 Licensee Product Manufacturing. Licensee shall use Best Efforts to assume manufacturing, packaging and labeling of all Licensee Products within commercially reasonable periods, provided that, as respects the Licensee Product listed as Number 11 in Schedule 1.19, Grant Industries shall retain bulk manufacturing and ship such bulk Product to Licensee for packaging and labeling. All Licensee Products shall be manufactured in full compliance with all applicable cosmetic good manufacturing practices requirements and all requirements of law. Any manufacturing site transfer shall be performed in accordance with standards of good manufacturing practices for cosmetic products. If Licensee desires to purchase its supplies of Kinetin from a source other than Senetek’s current authorized vendor, it shall obtain Senetek’s prior approval of such new vendor, which approval shall not be unreasonably delayed or withheld, and shall assure that the purity of Kinetin so purchased shall be no less than 99% with proof of biological activity and other efficacy of the Licensee Products to be established by Licensee or its supplier, and Licensee will use Best Efforts to obtain from its supplier the right for Senetek to source its own requirements of Kinetin directly from such supplier at the same pricing and other terms as are provided to Licensee. Senetek shall have the right to conduct reasonable audits of Licensee’s contract manufacturing sites and its and its contract manufacturer’s and Kinetin vendor’s records and quality assurance/quality control procedures for raw materials, componentry, packaging and finished product. At such time as Licensee assumes manufacturing for each Licensee Product, Licensee shall purchase from Senetek and its contract manufacturers all dedicated raw materials, tools, dies, moulds, componentry, and other materials related to the Licensee Product whose manufacturing is being transferred, at Senetek’s or its manufacturer’s fully absorbed cost.

3.10 Packaging and Labeling. Licensee hereby grants to Senetek a license to utilize the Licensee trademarks set forth in Schedule 3.10 to the extent required to package and label the Senetek Products, said license to expire upon expiration of this Agreement. Licensee represents and warrants that to the best of its knowledge such trademarks are not identical or confusingly similar to any registered or common law trademark of any third party for Class 3 or Class 5 products in the Territory, and Licensee agrees during the Term not to use such trademarks in connection with the marketing or sale of any product that is not a Product, and after the Term not to use such trademarks in any way that is confusingly similar to its use on Products during the Term (subject to Licensee’s right to sell off Product lawfully in its possession pursuant to Section 2.4). Licensee shall give Senetek written Notice setting forth the labeling it proposes for each Product. If Senetek does not give Notice to Licensee within ten (10) days after receipt of Licensee’s Notice, setting forth its objections to any such labeling (which may only be based upon FDA, FTC or other legal or regulatory non-compliance), Senetek shall be deemed to have no objection to such labeling. Senetek hereby grants to Licensee a license to utilize the Senetek trademarks set forth in Schedule 3.10 to the extent required to package and label the Licensee Products, said license to expire upon the expiration of this Agreement, and Senetek represents and warrants that to the best of its knowledge such trademarks are not identical or confusingly similar to any registered or common law trademarks of any third party for Class 3 or Class 5 products in the Territory. All primary packaging, unit cartons and inner shippers for Products shall conspicuously state that such Products are covered by “Patent Numbers 5,371,089, 5,602,139 and others”.

3.11 Royalty Due on Net Sales of Products. A royalty shall be due to Senetek with respect to all Net Sales of Products by Licensee or its Affiliates or sub-licensees as follows:

(i) On each Unit of Senetek Products manufactured by Senetek or its authorized suppliers and purchased by Licensee at the Base Price then in effect (and on each Unit of Licensee Products manufactured by or for Senetek prior to Licensee’s assumption of manufacturing or during a Disruption Period and purchased by Licensee at the Base Price then in effect), * percent (*%) of Net Sales, and

(ii) On each Unit of Licensee Products manufactured by Licensee or its authorized suppliers (and on each Unit of Senetek Product manufactured by or for Licensee during a Disruption Period), * percent (*%) of Net Sales.

All royalties due shall be paid with respect to each Calendar Quarter within thirty (30) days after the end of such Calendar Quarter. Payments shall be made by wire transfer to the bank account designated by Senetek from time to time in U.S. Dollars, and any late payments shall be subject to a handling charge of the lesser of one percent (1%) per month or the maximum interest rate allowed by applicable law from the date payment was due. All royalty payments shall be followed within ten (10) days by a reasonably detailed accounting setting forth the basis upon which such payment was calculated

3.12 Minimum Payments. Subject to Section 3.14, to maintain the Exclusivity Right in the Core Territory, during the first Contract Year Licensee’s Net Payments of royalties due to Senetek pursuant to Section 3.11 and Base Price pursuant to Section 3.1 shall not be less than three million dollars ($3,000,000) (the “Minimum Payments”). Within sixty (60) days after the end of the first and each subsequent Contract Year, Senetek and Licensee shall negotiate in good faith with respect to the Minimum Payments to be required for such Contract Year, provided that if the parties fail to reach agreement with respect thereto by the end of the first Calendar Quarter, then the Minimum Payments applicable to such Contract Year shall be equal to the Minimum Payments applicable to the preceding Contract Year.

*	Confidential treatment has been requested for these terms.

3.13 Adjustment to First Contract Year Minimum Payments. The parties acknowledge that the initial Minimum Payments figure above provided for the first Contract Year does not reflect their complete assessment of the commercial potential of the Exclusivity Right granted with respect to that portion of the Core Territory comprised of the European Union and Australia. Not later than thirty (30) days after the Agreement Date, Senetek and Licensee shall use Best Efforts to reach agreement with respect thereto. If by such date the parties have reached agreement, the Minimum Payments provided for in Section 3.12 shall be increased to such amount as the parties may agree. If by such date the parties have failed to reach agreement, then the definition of Core Territory shall be deemed amended so as to exclude the European Union and Australia, the definition of Non-Exclusive Territory shall be deemed amended to include the European Union and Australia, and the Minimum Payments provided for in Section 3.12 shall be reduced to *.

3.14 Prepayment Equal to First Contract Year’s Initial Minimum Payments. On the Agreement Date, Licensee shall make a non-refundable lump sum payment to Senetek of three million dollars ($3,000,000) as a prepayment against the first three million dollars ($3,000,000) of royalties due pursuant to Section 3.11 and Base Price due pursuant to Section 3.1 No amount of the prepayment above provided for shall be repayable to Licensee if the initial first Contract Year’s Minimum Payments figure is reduced as provided for in Section 3.13. Any amount by which such lump sum payment exceeds royalties due and Base Price payable during the first Contract Year shall be carried over and applied to subsequent Contract Years until such time as the prepaid amount has been exhausted.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PARTIES

4.1 Representations, Warranties and Covenants of Licensee.

Licensee represents, warrants and covenants as follows:

4.1.1 Qualifications and Authorization. Licensee is a corporation duly formed, validly existing and in good standing under the laws of Delaware with full corporate power and authority to conduct its business as it is now conducted and to enter into and perform this Agreement. Licensee is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its operations or ownership of assets or its performance of this Agreement requires such licensing or qualification.

4.1.2 No Conflict or Violation. Neither the execution, delivery or performance of this Agreement, nor compliance by Licensee with any of the provisions hereof, will (i) violate or conflict with any provision of the Certificate or Articles of Incorporation or Bylaws of Licensee, (ii) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the creation of any encumbrance upon any of Licensee’s assets under, any of the terms, conditions or provisions of any material contract, indebtedness, note, bond, indenture, security or pledge agreement, commitment, license, lease, franchise, permit, agreement, or other instrument or obligation to which Licensee is a party, or (iii) violate any statute, rule, regulation, ordinance, code, order, judgment, ruling, writ, injunction, decree or award applicable to Licensee, except, in the case of each of

*	Confidential treatment has been requested of these terms.

clauses (i), (ii) and (iii) above, for such violations, conflicts, breaches, defaults or creations of encumbrances which, in the aggregate, would not have a material adverse affect on the business of Licensee taken as a whole or any adverse effect on its ability to fully perform this Agreement.

4.1.3 Compliance with Laws. Licensee shall comply in all material respects with all laws, regulations, ordinances, orders, decrees and other requirements applicable to the storage, shipment, marketing and sale of the Products and the manufacture of the Licensee Products. Without limiting the foregoing, Licensee shall conduct appropriate stability testing of the Licensee Products, shall maintain and implement appropriate quality control and quality assurance procedures for all Products held in inventory, and shall obtain and maintain all Product marketing approvals, registrations or other permits necessary for the lawful packaging, storage, shipment, marketing and sale of the Products in the Authorized Channel in each country within the Territory in which Products are sold.

4.1.4 Marketing Efforts; Promotion Commitment. Licensee will promote and market the Products in a manner consistent with general industry practice and in full compliance with all laws, rules and regulations applicable thereto in each place where the same are promoted and marketed. During at least the first Contract Year, the Products will be promoted and marketed as Licensee’s second most important product line. Licensee shall give Notice to Senetek of its proposed advertising copy for the Products prior to use. If Senetek does not give Notice to Licensee objecting to any such advertising copy within ten (10) days after receipt of Licensee’s Notice (which objection shall be limited to FDA, FTC or other legal or regulatory non-compliance), Senetek shall be deemed to have no objection.

4.1.5 Packaging License. Licensee and its Affiliates own or hold subsisting licenses or other rights to the intellectual property licensed to Senetek pursuant to Section 3.11, and have the full and unrestricted right to license it to Senetek for purposes of Senetek producing Senetek Product packaging and labeling. Licensee has no knowledge of the existence of any intellectual property owned by any other Person that would prevent Senetek from making or having made the packaging and labeling for the Senetek Product or prevent Licensee from selling Products using such intellectual property on packaging and labeling in the Authorized Channel within the Territory.

4.1.6 Covenant Not to Challenge Senetek Patents’ Validity or, Enforceability. In consideration of the benefits of this Agreement, Licensee, for itself and its Affiliates, successors and permitted assigns and sub-licensees, covenants that it and they will not dispute the validity and enforceability of the Patents in any proceeding of any nature, will not assert, either affirmatively or defensively, in any proceeding of any nature, any matter inconsistent with said validity and enforceability, agrees and acknowledges that the foregoing shall act as a complete defense and bar to any proceeding of any nature challenging such validity and enforceability or any of them, and consents to the entry of temporary and permanent injunctions to bar any breach or threatened breach of any of the foregoing, without the filing on behalf of Senetek of any bond or other security. This Section 4.1.6 will terminate and be of no force or effect in the event that Senetek terminates this Agreement for any reason or is in material breach of this Agreement.

4.1.7 No Unsolicited Bids. Licensee, for itself and its Affiliates, successors and permitted assigns and sub-licensees, irrevocably agrees that from the Agreement Date through the fifth anniversary of the end of the Term it and they will not, individually or as a member of any “group” (as such term is defined under the United States Securities Exchange Act) (i) purchase, own or acquire rights in securities of Senetek or American Depositary shares representing, or options, warrants or other rights to purchase, securities of Senetek, representing in the aggregate five percent (5%) or more of the outstanding equity securities of Senetek, or (ii) make any public or confidential offer or proposal to Senetek or its management or Board of Directors or any member thereof with a view to entering into any acquisition of or combination involving Senetek or any of its material assets, or (iii) participate in any proxy contest or other process intended to cause the adoption of any shareholder resolution which has not been recommended for adoption by the Board of Directors of Senetek. This Section 4.1.7 will terminate and be of no force or effect in the event that (a) any party other than Licensee or any Affiliate of Licensee or “group” of which Licensee or any Affiliate is a member takes any of the actions described in clauses (i), (ii) or (iii) or (b) Senetek terminates this Agreement for any reason or is in material breach of this Agreement.

4.2 Representations and Warranties and Covenants of Senetek.

Senetek represents, warrants and covenants as follows:

4.2.1 Qualifications and Authorization. Senetek is a corporation duly organized, validly existing and in good standing under the laws of England, with full corporate power and authority to conduct its business as it is now conducted and to enter into and perform this Agreement. Senetek is duly licensed or qualified to do business and is in good standing in California and each other jurisdiction in which its operations or ownership of assets in connection with this Agreement requires such licensing or qualification.

4.2.2 No Conflict or Violation. Neither the execution, delivery or performance of this Agreement, nor compliance by Senetek with any of the provisions hereof, will (i) violate or conflict with any provision of the Memorandum or Articles of Association of Senetek, (ii) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a creation of any encumbrance upon any of Senetek’s assets under, any of the terms, conditions or provisions of any material contract, indebtedness, note, bond, indenture, security or pledge agreement, commitment, license, lease, franchise, permit, agreement, or other instrument or obligation to which Senetek is a party, or (iii) violate any statute, rule, regulation, ordinance, code, order, judgment, ruling, writ, injunction, decree or award applicable to Senetek, except, in the case of each of clauses (i), (ii) and (iii) above, for such violations, conflicts, breaches, defaults or creations of encumbrances which, in the aggregate, would not have material adverse effect on the business of Senetek and its Affiliates taken as a whole or any adverse effect on its ability to perform this Agreement.

4.2.3 Product Manufacture. The Senetek Products will be, and such of the Licensee Products as Senetek manufactures will be, manufactured in accordance with the Specifications as from time to time in effect and in compliance with the existing master batch record, current good manufacturing practices for cosmetic products, and all laws, regulations, ordinances, order, decrees and other requirements applicable to the manufacture, packaging, storage and shipment of the Senetek Products in accordance with this Agreement. The Kinetin used in the manufacture of such Products shall be no less than 99% pure. Senetek shall assay the biological activity and other efficacy of such Products using such means and at such frequency as Senetek may reasonably determine.

4.2.4 Patents. Senetek and its Affiliates own the Patents and either own or hold licenses for the use of the other Intellectual Property and Documentation, and have the full and unrestricted right to license them to Licensee. Senetek has no knowledge of the existence of any patent or patent applications or trademark or copyright owned or filed by any Person that would prevent Senetek from making or having made the Senetek Products or prevent Licensee from manufacturing, packaging, marketing or selling Products in the Authorized Channel within the Territory. As of the Agreement Date, Senetek has not entered into any subsisting material license agreement with respect to its Patents except as disclosed on Schedule 4.2.4. Except as disclosed on Schedule 4.2.4, Senetek is not as of the date of this Agreement involved in any material dispute with respect to the agreements identified on such schedule. During the Term of this Agreement Senetek and its Affiliates will not enter into any license or other agreement with respect to the Patents or other Intellectual Property which conflicts with this Agreement or the rights granted Licensee hereunder. To the best of Senetek’s knowledge, the Intellectual Property and the Know-How (in conjunction with the Licensee intellectual property applicable thereto) include all patents, common law and statutory trademarks, trade names, copyrights, designs, trade secrets and technical or other proprietary information necessary for the manufacture, distribution, promotion, marketing and sale of the Products listed in Schedules 1.4 and 1.19 hereof in accordance with the terms of this Agreement.

4.2.5 Product Claim Substantiation; Testing Data. Senetek has made available to Licensee all currently existing, and will continue to make available to Licensee all future, Product claim substantiation and safety testing data related to the Products, including all University of California—Irvine test data and copies of “results” photographs taken by Canfield Scientific, as may be reasonably necessary to permit Licensee to advertise and promote the Products in accordance with this Agreement; provided, however, that Senetek shall not be required to disclose such information to the extent that doing so would violate agreements with others and it has used Best Efforts to obtain a waiver or amendment of such provisions to permit such disclosure.

4.3 Survival. The representations and warranties made in this Agreement shall survive the termination of this Agreement for the full period prescribed by the statute of limitations applicable to claims for the breach of such representation or warranty. The covenants of the parties made in this Agreement shall continue in full force and effect after the termination of this Agreement without limit.

5. CONFIDENTIAL INFORMATION AND ANNOUNCEMENTS

5.1 Senetek Confidential Information. Licensee shall not (a) use Senetek Confidential Information except to perform its obligations under this Agreement, or (b) disclose Senetek Confidential Information to any Person (except to its employees and agents who reasonably require same for the purpose hereof and who are bound to Licensee by the same obligations as to confidentiality) without the express written permission of Senetek, unless such disclosure is required by order of a court of competent jurisdiction.

5.2 Licensee Confidential Information. Senetek shall not (a) use Licensee’s Confidential Information except to perform its obligations under this Agreement, or (b) disclose Licensee’s Confidential Information to any Person (except to its employees and agents who reasonably require same for the purpose hereof and who are bound to Senetek by the same obligations as to confidentiality) without the express written permission of Licensee, unless such disclosure is required by order of a court of competent jurisdiction.

5.3 No License. The furnishing of Confidential Information by one party to the other shall not constitute any grant, option or license to the other under any Patent or Intellectual Property of Senetek or any intellectual property of Licensee.

5.4 Announcements. Senetek will issue an agreed upon press release upon the execution of this Agreement in the form set forth in Schedule 5.4. Except for such release and except as may otherwise be required by law or the listing rules of any exchange on which either party’s securities may be listed or quoted, for which the releasing party shall provide prior notice to the other party and the opportunity to comment on any required disclosure, neither party will disclose the terms of this Agreement to any other Person; provided, however, that each party may make such disclosure of the terms of this Agreement to its employees and agents as is necessary to permit such party to perform its obligations under this Agreement; provided further that any such employee or agent agrees to maintain the confidentiality of this Agreement; and provided further that either party may make such disclosures of the terms of this Agreement as are necessary to enter into license and other agreements that do not conflict with the terms of this Agreement. Licensee acknowledges that this Agreement may be deemed to be a “material contract” as that term is defined by Item 601(b)(10) of Regulation S-K, and that Senetek may therefore be required to file such document as an exhibit to reports or registration statements filed under the United States Securities Act or Securities Exchange Act, provided that Senetek shall redact commercial terms and file for confidential treatment to the extent permitted by applicable rules of the United States Securities and Exchange Commission.

5.5 Release from Restrictions. The restrictions set forth in Sections 5.1 and 5.2 shall not apply to Licensee or Senetek Confidential Information disclosed to the other party (i) that a party rightfully possessed before it received the information from the other as evidenced by written documentation; (ii) that subsequently becomes publicly available through no fault of that party; (iii) that is subsequently furnished rightfully to that party by a third party that is not an Affiliate and which is not known to be under restrictions on such disclosure; or (iv) that is independently developed by an employee, agent or contractor of such party.

5.6 Survival. The provisions of this Article 5 shall survive termination of this Agreement and continue thereafter for a period of five (5) years.

6. BOOKS AND RECORDS; DISPUTE RESOLUTION

6.1 Books and Records. Each party shall keep (and shall cause any permitted contract manufacturer to keep) books and records sufficient to permit the other party to verify compliance with all of the representations, warranties and covenants contained herein, including with respect to the Base Price of Products from time to time manufactured by it. In the case of Licensee, such books and records shall accurately reflect all amounts included in its calculation of royalty due with respect to Products and shall be prepared in accordance with GAAP, and Licensee shall maintain source documentation of the amounts therein reflected. Such books and records shall be preserved for a period not less than three (3) years after they are created during and after the Term of this Agreement. Each party shall be permitted to audit all appropriate books and records (including those of any contract manufacturer). Such audit shall only be performed by a third party licensed certified public accountant who has agreed to be bound by obligations of confidentiality and non-use, upon reasonable notice and during regular business hours. A party shall conduct no more than one (1) such audit during any Contract Year unless any prior audit showed material breach of a representation, warranty or covenant, in which event the a party may conduct no more than two (2) audits during the succeeding Contract Year. Each party shall pay its own costs of conducting any such audit unless it is determined by Final Adjudication that the party whose books and records were audited was in material breach (which with respect to this provision shall be defined as an underpayment in excess of ten percent (10%)), in which event it shall pay all reasonable costs of such audit. The party conducting any audit hereunder shall give Notice of the results of such audit to the other party as soon as reasonably practicable following its conclusion. Settlement for all underpayments and overpayments shall be made within thirty (30) days following such Notice.

7. INDEMNIFICATION, INSURANCE AND LIMITS ON LIABILITY

7.1 Indemnification by Licensee. Licensee shall defend, indemnify, and hold harmless Senetek, its officers, agents, employees and Affiliates from any loss and from any claim, action, damage, expense or liability (including defense costs and attorneys’ fees) (collectively, “Claims”) arising out of or related to a breach or alleged breach of any representation, warranty or covenant made by Licensee herein, or the marketing, sale or use of Products or the manufacture of Licensee Products, except insofar as such claims are related to or arise from Senetek’s negligence, willful misconduct or breach of any representation, warranty or covenant made by Senetek under this Agreement.

7.2 Indemnification by Senetek. Senetek shall defend, indemnify, and hold harmless Licensee, its officers, agents, employees and Affiliates from any Claims arising out of or related to a breach or alleged breach of any representation, warranty, or covenant made by Senetek herein, or the manufacture of Senetek Products, except insofar as such claims are related to or arise from Licensee’s negligence, willful misconduct or breach of any representation, warranty or covenant made by Licensee under this Agreement.

7.3 Insurance. Each party shall maintain at its expense commercial general liability insurance with an insurance company or companies rated at least Best AA in a principal amount of not less than Two Million Dollars (US$2,000,000) per occurrence and Five Million Dollars (US$5,000,000) in the annual aggregate. Each such policy shall name the other party as an additional insured as its interest may appear. Within thirty (30) calendar days after the date of this Agreement, each party shall furnish to the other a certificate evidencing such insurance. Either party may elect to suspend its performance hereunder until the other party’s insurance is in place and the certificate of coverage is provided, and may thereafter suspend its performance if it reasonably believes such insurance is not in place until the other party provides reasonable assurance that such coverage is in place without any gap in coverage during the Term and will be maintained as required by this Agreement.

7.4 No Consequential Damages. Except for claims that include consequential damages paid to Persons that are not an indemnified party or Affiliates or sub-licensees of an indemnified party, neither party shall be liable to the other for consequential damages, lost profits, injury to reputation or similar claims; provided, however, that nothing in this sentence shall be construed to in any way limit Licensee’s obligation to order and pay for Senetek Products or pay royalty due on Net Sales of Products under this Agreement. UNDER NO CIRCUMSTANCES SHALL SENETEK OR ITS AFFILIATES HAVE ANY LIABILITY ARISING FROM THIS AGREEMENT IN EXCESS OF THE HIGHEST AGGREGATE AMOUNT PAID AS BASE PRICE AND ROYALTIES FOR PRODUCTS IN ANY ONE OF THE THREE PRECEDING CONTRACT YEARS. Each party acknowledges and agrees that, but for the limitations of liability set forth in this Section, the other party would not have entered into this Agreement upon the terms set forth herein and that such limitations are a material part of this Agreement.

7.5 Recalls. In the event any Product(s) must be recalled from distribution by reason of failure to meet any requirements of law or otherwise, Licensee shall have the sole responsibility to effect the recall. Senetek shall use Best Efforts to cooperate with Licensee in implementing any such recall to the extent such cooperation is necessary to effect the recall, provided Licensee shall pay Senetek’s out-of-pocket expenses related thereto, subject to any subsequent claim under Section 7.2. In the event the recall results from or is caused by the negligence, willful misconduct or breach of any representation, warranty or covenant made by Senetek herein, Senetek shall reimburse Licensee for any costs and/or expenses reasonably expended by Licensee as a consequence of the recall.

8. INFRINGEMENT

8.1 Notification of Infringement. During the Term, each party shall promptly advise the other in writing of any infringement, imitation or act by third parties inconsistent with the ownership of and rights to the Intellectual Property as represented in this Agreement or any act of unfair competition by third parties (any of the foregoing shall be referred to as an “infringement”) relating to any of the Intellectual Property, wherever and whenever such infringement or act shall come to the attention of such party. Senetek shall promptly take such commercially reasonable action as is required to restrain such infringement or otherwise enforce its rights, and Licensee shall cooperate fully in such action and, if so requested, shall join as a party to any appropriate legal proceedings for such purpose. If within 30 days after Senetek becomes aware of such infringement, Senetek fails to commence appropriate and diligent action with respect to such infringement, Licensee shall have the right, to the extent permitted by law, to institute an action for infringement in its own name or in the name of any of its Affiliates. To the extent Licensee exercises such right to take action, all reasonable expenses thereof shall be recouped from any recovery and any unrecouped reasonable expenses shall be credited towards royalties and Base Price otherwise due under this Agreement.

8.2 Recovery. Any recovery by either party as a result of any claim, demand, litigation or other action contemplated by Section 8.1 or any settlement thereof shall first be used to reimburse each party for the reasonable costs of the action borne by such party (or, if the recovery is less than the aggregate costs of such action, shall be distributed between the parties in proportion to the costs of the action borne by each of the parties), with the remaining amount, if any, to be paid to the party bringing the action.

9. TERM AND TERMINATION

9.1 Term. The term of this Agreement shall be the Term as defined in Article 1 unless terminated earlier than therein provided pursuant to this Article 9.

9.2 Termination for Cause. Each party shall have the right to terminate this Agreement at any time upon written notice to the other in the event (i) the other party is found by Final Adjudication by a court of competent jurisdiction to be in material breach of any of the provisions of this Agreement and such material breach continues for a period of sixty (60) days after Notice thereof or (ii) the other party is declared insolvent or bankrupt by a court of competent jurisdiction, or a voluntary petition of bankruptcy is filed in any court of competent jurisdiction by the other party, or the other party makes or executes any assignment for the benefit of creditors. Notwithstanding the foregoing, in the case of a failure by Licensee to make the Minimum Payments, Licensee shall have the right to cure such failure and preserve the Exclusivity Right by payment to Senetek of an amount equal to the amount by which Licensee failed to pay the Minimum Payments. For the avoidance of doubt, the Minimum Payments provisions of this Agreement are not a minimum purchase commitment, minimum Net Sales commitment, or obligation to make minimum royalty payments, but merely a threshold that must be met to maintain the Exclusivity Right under this Agreement. Failure to make such Minimum Payments shall not be a breach or otherwise a cause for termination of this Agreement.

9.3 Bankruptcy of Senetek. The parties hereby agree that licenses under this Agreement are licenses of intellectual property as defined in Section 101(35A) (formerly Section 101(56)) of the Bankruptcy Code, and that this license agreement is governed by Section 365(n) of the Bankruptcy Code. Senetek hereby agrees that in the event this Agreement is assigned to any third party in any bankruptcy action by Senetek, such assignee must assume all of Senetek’s obligations under this Agreement.

9.4 Termination Without Cause by Licensee. Licensee may terminate this Agreement without cause at any time after the end of the first Contract Year upon twelve (12) months written Notice to Senetek.

10. MISCELLANEOUS

10.1 Method of Payments. All payments due under this Agreement shall be paid in U.S. Dollars by wire transfer of immediately available funds to Senetek in the United States. Net Sales in non-U.S. Dollar currencies shall be converted to U.S. Dollars in accordance with GAAP consistently applied by Licensee in preparing its audited consolidated financial statements.

10.2 Taxes. All taxes due with respect to the sales of Products by Licensee shall be paid by it. If Senetek is required to collect and remit any tax for which Licensee is responsible, Senetek shall be entitled to collect the amount of such tax from Licensee within 30 days of the date any such tax is due.

10.3 No Joint Venture. It is not the intent of the parties hereto to form any partnership or joint venture. Each party shall, in relation to its obligations hereunder, act as an independent contractor, and nothing in this Agreement shall be construed to give either party the power or authority to act for, bind or commit the other.

10.4 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of California (regardless of that or any other jurisdiction’s choice of law principles). Each party irrevocably submits to the exclusive jurisdiction of the United States Federal District Court for the Northern District of California and the state courts of California sitting in San Francisco for all purposes related to this Agreement.

10.5 No Assignment. Neither party to this Agreement may assign its rights or obligations under this Agreement without the prior written consent of the other party to this Agreement; provided, however, that either party may assign its rights to an Affiliate or to any successor by merger, consolidation, sale of stock or the sale of substantially all of the assets of such party; provided further, that no such permitted assignment shall relieve the assigning party of its liability for any breach by its assignee. Licensee may not sub-license any of its rights hereunder without the prior written consent of Senetek, which shall not be unreasonably withheld or delayed. Any permitted sublicense shall require that the sub-licensee agree in writing to comply with the terms of this Agreement and shall name Senetek as a third-party beneficiary with rights of enforcement. No sub-licensee shall have any right to grant additional sublicenses, and any attempt to grant such a further sublicense shall automatically terminate the sub-license under which such additional sub-license purportedly was granted.

10.6 Force Majeure. No party hereto shall be liable to any other in damages for, nor shall this Agreement be terminable by reason of, any delay or default in such party’s performance hereunder if such delay or default is caused by conditions beyond such party’s control including, but not limited to, acts of God, regulation or law or other action of any government or any agency thereof, war, insurrection, civil commotion, destruction of production facilities or materials by earthquake, fire, flood or storm, labor disturbances, epidemic, or failure of suppliers, public utilities or common carriers. Each party hereto agrees to promptly notify the other party of any event of force majeure under this Section 10.6 and to employ Best Efforts towards prompt resumption of its performance hereunder if such performance is delayed or interrupted by reason of such event. In the absence of a force majeure event involving material impairment or destruction of manufacturing capability or supply chain for Product, no force majeure event shall be deemed to excuse the failure of Licensee to pay the Minimum Payments applicable to any Contract Year.

10.7 Notices. Unless otherwise provided herein, any notice required or permitted to be given hereunder (a “Notice”) shall be mailed by certified mail or generally recognized express courier service with signature required for delivery, postage prepaid, sent by facsimile transmission, or delivered by hand to the party to whom such Notice is required or permitted to be given hereunder, at such party’s address first set forth above or at such other address as the party may have designated by Notice hereunder. If mailed, any such Notice shall be deemed to have been given as of the date of receipt, as evidenced by the date appearing on the delivery notice. If delivered by hand, any such Notice shall be deemed to have been given when received by the party or agent of such party to whom such Notice is given, as evidenced by written and dated receipt of the receiving party.

10.8 Captions. The captions in this Agreement are solely for convenience of reference and shall not be used for purposes of interpreting or construing the provisions hereof.

10.9 Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provision shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

10.10 Waiver. No failure on the part of any party hereto to exercise, and no delay in exercising, any right, privilege or power hereunder shall operate as a waiver or relinquishment thereof; nor shall any single or partial exercise by any party hereto of any right, privilege or power hereunder preclude any other or further exercise thereof, or the exercise of any other right, privilege or power.

10.11 Entire Agreement. This Agreement together with its Schedules constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter of this Agreement and shall supersede any prior agreements, negotiations, understandings, representations, statements and writings relating thereto. This Agreement may not be amended or modified except in a writing signed by a duly authorized officer of the party against whom enforcement of such amendment is sought.

10.12 Counterparts. This Agreement may be executed in one or more counterparts by exchange of facsimile copies of signature pages, each of which will be deemed an original and all of which together will constitute one and the same instrument.

10.13 Document Preparation. The Parties acknowledge that this Agreement is a product of extensive negotiations and that no inference should be drawn regarding the preparation of this document.

To evidence this Agreement, the parties have caused their duly authorized representatives to execute this Agreement as of the Agreement Date.

ICN PHARMACEUTICALS, INC.

By: /s/ WESLEY P. WHEELER

Name: Wesley P. Wheeler
Title: President

SENETEK PLC

By: /s/ FRANK J. MASSINO

Name: Frank J. Massino
Title: Chairman and Chief Executive Officer

CARME COSMECEUTICAL SCIENCE, INC.

By: /s/ FRANK J. MASSINO

Name: Frank J. Massino
Title: President

SCHEDULE 1.4

SENETEK PRODUCT

Product Description	Unit Base Price
Vitamin C Serum w/ 0.025 Kinetin – 15 ml	$	*

* Confidential treatment has been requested of these terms.

SCHEDULE 1.10

DOCUMENTATION

1.	Kinetin pre-Clinical Safety Studies

A.	STK 1—Ames Test
B.	STK 2—Mouse Lymphoma TK Locus Assay
C.	STK 4—Acute Oral Toxicity to Mice
D.	STK 6—Acute Oral Toxicity to Rats
E.	STK 7—Acute Dermal Toxicity to Rats
F.	STK 8—Irritant Effects on Rabbit Skin
G.	STK 9 –Irritant Effects on the Rabbit Eye
H.	STK 10—Delayed Contact Hypersensitivity in Guinea Pig
I.	STK 15—Kinetin and Furfural Bacterial Mutation Assay
J.	STK 30—Mouse Micronucleus Test

2.	Kinetin Clinical Safety Studies

A.	KTN 001
B.	KTN 003

3.	Kinetin In-vitro Skin Penetration Studies

4.	Kinetin Raw Material Test HPLC Procedure and Specifications (current supplier)

5.	Product Composition and Manufacturing Instructions for Formulae Developed by Senetek.

6.	Product Specifications for Formulae Developed by Senetek PLC.

7.	Kinetin HPLC Assay Procedure for Formulated Products

SCHEDULE 1.17

PATENTS

Title	Country	Status	Application No.	Patent No.	Patent Date

Method and Composition for Ameliorating the Adverse Effects of Aging	Argentina	Granted	320120	250273	1/28/97

Method and Composition for Ameliorating the Adverse Effects of Aging	Australia	Granted	81884/91	666836	7/9/96

Method and Composition for Ameliorating the Adverse Effects of Aging	Austria	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Belgium	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Brazil	Granted	2108368	P19107307	10/31/00

Method and Composition for Ameliorating the Adverse Effects of Aging	Canada	Granted		1,339,503	10/21/97

Method and Composition for Ameliorating the Adverse Effects of Aging	Canada	Pending	2108369

Method and Composition for Ameliorating the Adverse Effects of Aging	China	Granted	91104472.8	ZL91104472	6/3/96

Method and Composition for Ameliorating the Adverse Effects of Aging	European Patent Office	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Finland	Pending	935039

Method and Composition for Ameliorating the Adverse Effects of Aging	France	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Germany	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Great Britain	Granted	91912579.9	0584068	10/6/99

Title	Country	Status	Application No.	Patent No.	Patent Date

Method and Composition for Ameliorating the Adverse Effects of Aging	Greece	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Ireland, Republic of	Pending	1715/91

Method and Composition for Ameliorating the Adverse Effects of Aging	Israel	Granted	98204	98204	2/12/95

Method and Composition for Ameliorating the Adverse Effects of Aging	Japan	Granted	512066/91

Method and Composition for Ameliorating the Adverse Effects of Aging	Japan (divisional)	Pending	3103375

Method and Composition for Ameliorating the Adverse Effects of Aging	Luxem- bourg	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Korea, South	Granted	703452/93	196660	2/22/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Malaysia	Pending	PI9100865

Method and Composition for Ameliorating the Adverse Effects of Aging	Mexico	Granted	25,886	178834	7/2/95

Method and Composition for Ameliorating the Adverse Effects of Aging	Nether- lands	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	New Zealand	Granted	238210	238210	10/1/93

Method and Composition for Ameliorating the Adverse Effects of Aging	New Zealand	Granted	247836	247836	8/8/97

Method and Composition for Ameliorating the Adverse Effects of Aging	Norway	Granted	934115	304814	2/22/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Philippines	Pending	42893

Title	Country	Status	Application No.	Patent No.	Patent Date

Method and Composition for Ameliorating the Adverse Effects of Aging	Saudi Arabia	Pending	91120262

Method and Composition for Ameliorating the Adverse Effects of Aging	Spain	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Sweden	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Switzer- land	Granted	91912579.9	0584068	10/6/99

Method and Composition for Ameliorating the Adverse Effects of Aging	Taiwan	Granted	80105893	76376	5/23/96

Method and Composition for Ameliorating the Adverse Effects of Aging	Venezuela	Pending	727

Method and Composition for Ameliorating the Adverse Effects of Aging	U.S.	Granted	206,041	5,371,089	12/6/94

Method and Composition for Ameliorating the Adverse Effects of Aging	U.S.	Granted	292,721	5,602,139	2/11/97

Method and Composition for Ameliorating the Adverse Effects of Aging	U.S.	Granted	314,361	5,614,507	3/25/97

SCHEDULE 1.19

LICENSEE PRODUCTS

Description (Specification_attached)	Unit Base Price
1. Kinerase Cream w/ 0.1% Kinetin – 40g	$	*
2. Kinerase Cream w/ 0.1% Kinetin – 80g	$	*
3. Kinerase Lotion w/ 0.1% Kinetin – 40g	$	*
4. Kinerase Lotion w/ 0.1% Kinetin – 80g	$	*
5. Kinerase SPF + 0.1% Kinetin – 40g	$	*
6. Kinerase SPF + 0.1% Kinetin – 80g	$	*
7. Kinerase Cream w/ 0.125% Kinetin – 20g	$	*
8. Kinerase Cream w/ 0.125% Kinetin – 80g	$	*
9. Kinerase Lotion w/ 0.125% Kinetin – 40g	$	*
10. Kinerase Lotion w/ 0.125% Kinetin – 80g	$	*
11. Kinerase Vitamin C Cream + 0.1% Kinetin – 40g		See below

Licensee will assume manufacturing responsibility for this product as of the Agreement Date, purchasing finished product in bulk from Grant Industries and paying to Shaklee Corporation its royalty due of *         per Unit purchased from Grant.

*	Confidential treatment has been requested of these terms.

SCHEDULE 4.2.4

OTHER LICENSE AGREEMENTS

1.	Revlon Consumer Products Corporation

2.	Osmotics Corporation

3.	The Body Shop

4.	Allure Cosmetics

5.	Med-Beauty AG

7.	Vivier Pharma Inc.

8.	Shaklee Corporation

9.	Panion & BF Biotech Inc.

10.	Enprani Co., Ltd.

11.	Lavipharm SA

SCHEDULE 6.4

PRESS RELEASE

Senetek Announces Expanded Kinetin License With

ICN Pharmaceuticals, Inc.

Napa, California, July , 2003/PRNewswire-FirstCall/ —Senetek PLC (Nasdaq: SNTK – News), www.senetekplc.com, Napa, California, today announced the signing of an expanded manufacturing license with ICN Pharmaceuticals, Inc. for products containing Senetek’s patented skin care ingredient, Kinetin. Under the expanded agreement, ICN will add five new Kinetin products to its existing Kinerase® product line, including new intense serum and cream formulations with highly stabilized Vitamin C, a Kinerase sun screen formulation and new higher concentration cream and lotion formulations. The expanded line will be sold through the ethical market channel world-wide, supported by an enhanced sales efforts to physicians, dermatology clinics and other recognized medical channels supported by direct-to-consumer promotional activity including print, telemarketing and web-based media. As part of the agreement, ICN is making a significant prepayment of royalties at signing. Senetek’s original license agreement with ICN was signed in October 1998.

Wade Nichols, Executive Vice President, Corporate Development of Senetek, commented, “ICN’s expanded commitment to Kinetin in the ethical channel shows the tremendous vitality of this technology alone and in combination with other proprietary active ingredients. ICN took the lead in 1999 in promoting Kinetin to a very discerning audience, dermatologists, and this new agreement adds exciting new dimensions to its franchise worldwide.”

Senetek’s patented ingredient, Kinetin, is a naturally occurring cytokinin that has proven to be effective in treating the appearance of aging skin with minimal side effects. Senetek’s ten other licensees include Revlon Inc. and The Body Shop, which have successfully introduced Kinetin in their respective channels of distribution.

Visit Senetek PLC’s web site: http://www.senetekplc.com.

Senetek PLC Investor Relations Contact:

1-707-226-3900 ext. 102

E-Mail: Pknopick@eandecommunications.com

Safe Harbor Statement:

This news release may contain statements that may be considered “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act, including the Company’s expectation about the success of new product offerings. Forward-looking statements by their nature involve substantial uncertainty, and actual results may differ materially from those expressed in such statements. Important factors identified by the Company that it believes could result in such material differences are described in the Company’s Annual Report on Form 10-K for the year 2002. However, the Company necessarily can give no assurance that it has identified all of the factors that may result in any particular forward-looking statement materially differing from actual results, and the Company assumes no obligation to correct or update any forward-looking statements which may prove to be inaccurate, whether as a result of new information, future events or otherwise.